

Günther Förg (1952–2013)



Günther Förg's multidisciplinary practice is celebrated for its contemporary dialogue with the legacy of Modernism.

INVESTMENT THESIS

Price Appreciation of Similar Works

31.6%

Initial Offering

$963,000

Similar Sales



$1.0m
$0.5m
$0.0m
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 31 years
2020 Auction Sales	moderate $13,722,873
Repeat Sales	view

43% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- Günther Förg was a German contemporary artist known for pushing the boundaries of art in a variety of mediums.
- The Painting is a large-scale example of the artist's critically acclaimed "Spot Painting" series. The "Spot Paintings" account for 3 out of the top 4 auction prices for the artist, making it one of the most desirable series within the artist's varied body of work.
- In 2016, the previously held record price for the "Spot Paintings" was set at $386,105. However in 2019, after a major US retrospective "Gunther Forg: A Fragile Beauty" was exhibited at the Dallas Museum of Art, a new (current) record was set for the series at $1,220,000 – marking a significant shift in price for the series.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 31.6% annualized from 2010 to 2021.
- In a 2018 artnet News article, "Hauser & Wirth partner and vice president Marc Payot described Förg as 'a very important artist who is undervalued in comparison to other artists and painters.' He added that the gallery plans to take advantage of its global reach by contextualizing his work around the world, including in Asia and the US, where he is lesser known than in Europe."

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$13,722,873

2020 Number of Lots Sold
176

GÜNTHER

FÖRG

b. 1952–d. 2013, GERMANY



$963,000

INITIAL OFFERING

31.6%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 69 × 79 in. (175 × 200 cm.)

Günther Förg's multidisciplinary practice is celebrated for its contemporary dialogue with the legacy of Modernism.

The Painting is a larger scale example in a colorful palette from Günther Förg's "Spot Painting" series, which he worked on towards the end of his life. Paintings from this series are distinguished by swathes of color against a white or neutral ground and are among his most desirable works in the art market. The series has been said to have evolved from an extensive body of earlier paintings that featured gridded structures, evidenced by the linear marks that together visually compose each spot. At roughly six feet in height and six feet in width, the Painting is a larger format, yet domestically sized work, while others can measure in excess of 100 inches in height and width.

Works from the "Spot Painting" series account for 3 of the top 4 auction prices for the artist and have sold in excess of $900,000 at auction: *Ohne Titel* (2007) oil and acrylic on canvas, measuring 114 inches by 114 inches sold for $1,220,000 exceeding its pre-sale estimate of $500,000 to $700,000 at Sotheby's New York on November 14, 2019; *Sans Titre* (2008) acrylic on canvas, measuring 77 inches by 89 inches sold for €980,000 ($1,161,268) exceeding its pre-sale estimate of €400,000 to €600,000 ($473,987 to $710,980) on June 30, 2021 at Christie's Paris and *Untitled* (2007) oil and acrylic on canvas measuring 79 inches by 158 inches sold for £731,250 ($948,387) with a pre-sale estimate of £600,000 to £800,000 ($778,164 to $1,037,552) on February 12, 2020 at Christie's London. Marc Payot of Hauser & Wirth, which represents the artist, described Förg as "a very important artist who is undervalued" in a 2018 article entitled "After a Long Sleep, It Woke Up: What Is Driving the Market Frenzy Around Late German Artist Günther Förg" published by Artnet News. The colorful palette, dynamic brushwork, larger size and execution of the Painting make this work a commercial and desirable example from the "Spot Painting" series.

Artworks by Günther Förg are held in some of the most important permanent collections in the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Tate Modern in London, and the Louisiana Museum of Modern Art in Denmark. The artist's work has also been exhibited at Documenta IX, Kunstmuseum in Basel, Switzerland, the Tel Aviv Museum of Art, Israel, the Touko Museum of Contemporary Art in Tokyo, Japan, and many more. In 2018, Förg was the subject of a major retrospective, "Günther Förg: A Fragile Beauty" mounted by the Stedelijk Museum in Amsterdam, and traveled to the Dallas Art Museum and further heightened the international interest in his work. The exhibit culminated in a presentation of the "Spot Paintings", a vibrant series the artist worked on in his late career, which has become recognized as the pinnacle of Förg's artistic exploration.

Prior to the aforementioned retrospective, the auction record for a "Spot Painting" was £266,500 ($386,105) set by *Untitled* (2007) on February 12, 2016 at Christie's London. Since the artist's passing in 2013, prices at auction have seen a significant increase. As of October 29, 2021, the auction record for the artist is *Untitled* (1990), a twenty-two piece installation which sold for £1,331,250 ($1,726,552) on February 12, 2020, followed by "Untitled" (2007), a large scale "Spot Painting", which sold for $1,220,000 on November 14, 2019, and *Sans Titre* (2008), which sold for € 980,000 ($1,161,268) on June 30th, 2021 at Christie's in Paris.

AS OF OCTOBER 29, 2021, THE AUCTION RECORD FOR THE ARTIST IS "UNTITLED" (1990), A TWENTY-TWO PIECE INSTALLATION WHICH SOLD FOR £1,331,250 ($1,726,552) ON FEBRUARY 12, 2020, FOLLOWED BY *UNTITLED* (2007), A LARGE SCALE SPOT PAINTING, WHICH SOLD FOR $1,220,000 ON NOVEMBER 14, 2019, AND *SANS TITRE* (2008), WHICH SOLD FOR € 980,000 ($1,161,268) ON JUNE 30TH, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$1.4M
$1.1M
$0.7M
$0.4M
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2018
2019
2020
2021

Günther Förg (b. 1952, Füssen, Germany - d. 2013, Freiburg, Germany) was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture and photography as an exploration of modernism and the avant-garde. Förg enrolled in the Academy of Fine Arts in Munich in 1973, where he studied until 1979. The following year, he received his first solo show at the Rüdiger Schöttle Gallery in Munich, where he showed a series of monochrome paintings. In the early 1980s, the Rüdiger Schöttle Gallery also presented exhibitions of a number of artists associated with the Cologne art scene, many of which have become successful artists in their own right, including Jenny Holzer, Thomas Struth and Thomas Ruff. In his decades-long artistic career that evolved since, Förg explored a variety of media and pioneered a cross-disciplinary approach to his practice, with special attention to photography and painting. The organic evolution of his paintings was inspired by a dialogue with various art historical movements, including 20th century Modernism and Abstract Expressionism. The artist passed away in 2013 at the age of 61, from cancer related illness.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Günther Förg with the following criteria: paintings on canvas from the "Spot Painting" series, created between 2007 and 2008, measuring no smaller than 50 inches by 50 inches and no larger than 120 inches by 160 inches. Where the buyer's premium was unavailable due to incomplete data, a buyer's premium of twenty percent of the hammer price was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 31.6% CAGR implied from selected sales occurring from October 4, 2010 to June 30, 2021.

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